EXHIBIT 3.1

CERTIFICATE OF AMENDMENT OF
SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
EXE TECHNOLOGIES, INC.

EXE Technologies, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

FIRST: The name of the Corporation is EXE Technologies, Inc.

SECOND: This Certificate of Amendment has been duly adopted pursuant to and in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

THIRD: Article 4 of the Second Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by adding at the end thereof the following:

“Upon this Certificate of Amendment to our Second Amended and Restated Certificate of Incorporation becoming effective pursuant to the General Corporation Law of the State of Delaware (the “Effective Time”), each seven (7) shares of common stock, par value $0.01 per share (the “Old Common Stock”), issued and outstanding immediately prior to the Effective Time, will be automatically reclassified as and subdivided into one share of our common stock, par value $0.01 per share (the “New Common Stock”). Any stock certificate that, immediately prior to the Effective Time, represented shares of the Old Common Stock will, from and after the Effective Time, automatically and without the necessity of surrendering the same for exchange, represent the number of whole shares of the New Common Stock as equals the quotient obtained by dividing the number of shares of Old Common Stock represented by such certificate immediately prior to the Effective Time by seven (7), and the right to receive cash in lieu of a fraction of a share of New Common Stock. From and after the Effective Time, the term “New Common Stock” as used in this Article 4 shall mean Common Stock as provided in this Second Amended and Restated Certificate of Incorporation.

Notwithstanding stockholder approval of the foregoing amendment, and without further action by the stockholders, the Board of Directors is authorized to abandon or to delay the filing of the amendment and the reverse stock split, if at any time prior to the filing of the amendment it determines, in its sole discretion, that the reverse stock split would not be in the best interests of the Corporation and its stockholders.”

FOURTH: This Certificate of Amendment of the Second Amended and Restated Certificate of Incorporation shall be effective as of January 2, 2003, at 12:01 a.m. (Eastern Standard Time) in accordance with the provisions of Section 103(d) of the Delaware General Corporation Law.

IN WITNESS WHEREOF, this Certificate of Amendment of the Second Amended and Restated Certificate of Incorporation of the Corporation has been signed by Kenneth R. Vines, its authorized officer, on this 30th day of December, 2002.

EXE TECHNOLOGIES, INC.

By:	/s/ KENNETH R. VINES
Name:	Kenneth R. Vines
Title:	Chief Financial Officer